Rule 424(b)(3)
                                                 Registration Number 333-3095

                              PROSPECTUS SUPPLEMENT
                      TO PROSPECTUS DATED NOVEMBER 24, 1999


                              OLD NATIONAL BANCORP


         This document is a supplement to the prospectus dated May 14, 1996, SEC File No. 333-3095 covers 333,333 shares of common stock of Old National Bancorp and should be read together with the prospectus. This document and the prospectus relate to the Old National shares being offered to the shareholders of Sycamore Agency, Inc. in connection with the proposed affiliation of Old National and Sycamore pursuant to an exchange of the issued and outstanding shares of common stock of Sycamore for 12.87 shares of Old National's common stock, subject to adjustment.

         Old National has offered the shareholders of Sycamore to exchange their shares of common stock of Sycamore for shares of Old National's common stock pursuant to the Share Exchange Agreement dated as of November 24, 1999 by and among Orange County Bank, a wholly-owned subsidiary of Old National, Sycamore and the shareholders of Sycamore, according to which the share exchange will be completed. Completion of the share exchange is conditioned upon Sycamore and each shareholder of Sycamore signing the share exchange Agreement by 12:00 p.m., Evansville, Indiana time, on November 29, 1999 and exchanging their shares of common stock of Sycamore for shares of Old National common stock.


All information contained in this document with respect to Sycamore has been supplied by Sycamore without any independent verification of such information by Old National.

This document should be read together with the prospectus.




                The date of this document is November 24, 1999.


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                              PROPOSED TRANSACTION

         The following discussion of the proposed affiliation between Old National and Sycamore sets forth certain aspects of the affiliation but does not purport to be a complete description of the terms and conditions of the share exchange agreement and is qualified in its entirety by reference to the share exchange agreement, which is attached to this document as Appendix A and is incorporated herein by reference.

Description of the Share Exchange and Consideration

         Under the terms of the share exchange agreement, Sycamore will affiliate with Old National through an exchange of each of the issued and outstanding shares of common stock of Sycamore for such of the shares of Old National's common stock equal to the 12.87, subject to adjustment. In connection with the share exchange, Old National will issue such number of shares of its common stock as is necessary to complete the share exchange to its wholly-owned subsidiary, Orange County Bank. Upon completion of the share exchange, the bank will exchange such shares of Old National for all of the issued and outstanding shares of common stock of Sycamore.

         Under the terms of the share exchange agreement, shareholders of record of Sycamore on the date of completion of the share exchange will be entitled to receive 12.87 shares of Old National's common stock for each issued and outstanding share of common stock owned by the shareholders of Sycamore.

         The shares of Old National common stock to be reserved by its shareholders of Sycamore are subject to adjustment for stock splits, stock dividends or other recapitalizations of Old National and for changes in the net worth of Sycamore. If the net worth of Sycamore at the closing of the share exchange exceeds $1,870,000, then the shareholders of Sycamore will receive additional shares of Old National common stock equal to the excess amount divided by the average price of Old National common stock. If the net worth of Sycamore at the closing of the share exchange is less than $1,850,000, then the number of shares of Old National common stock received by shareholders of Sycamore will be reduced by the shortage amount divided by the average price of Old National common stock.

Expiration of Offer

         Completion of the share exchange is conditioned upon Sycamore and each shareholder of Sycamore executing the share exchange agreement by 12:00 p.m., Evansville, Indiana time, on November 29, 1999, at which time the shares of common stock of Sycamore will be exchanged for the shares of Old National in accordance with the share exchange agreement.



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Accounting Treatment for the Affiliation

         It is anticipated that the affiliation will be accounted for as a "purchase" transaction. Under this method of accounting, the assets acquired and liabilities assumed in the acquisition of Sycamore will be recorded at their estimated fair values, with the excess of the purchase price over the net fair value recorded as good will which will be amortized against income over fifteen years using the straight-line method.

Completion Date

         Old National anticipates that the share exchange will be completed by December 31, 1999.

Management, Personnel and Operations after the Affiliation

         Upon completion of the share exchange, Sycamore will become a wholly-owned subsidiary of the bank. The bank is a wholly-owned subsidiary of Old National. The directors of Sycamore following the share exchange will be James A. Risinger, John S. Poelker, William R. Britt, Donald T. Scott, Douglas
A. Grim, and Mark S. Williams, until such time as their successors have been elected. The officers of Sycamore serving at the time the share exchange is completed will continue as officers of Sycamore until such time as their successors have been elected.

         It is the present intention of Old National that all employees of Sycamore upon completion of the share exchange will continue as employees-at-will of Sycamore following such completion, except the shareholders of Sycamore will sign employment agreements. Neither the share exchange agreement nor the prospectus or prospectus supplement will create any employment agreement, commitment or understanding with any employees of Sycamore, create any agreement, commitment or understanding with respect to employee benefits for such employees or prohibit or restrict Old National or its subsidiaries from terminating any employees of Sycamore or changing any of their duties or responsibilities, except as specifically set forth in an employment agreement.

Interests of Certain Persons in the Affiliation

         As a condition to, and concurrently with the execution of, the agreement, Sycamore will enter into employment agreements with each of the shareholders of Sycamore. These employment agreements are attached to the share exchange agreement as exhibits and are required to be signed upon delivery of the share exchange agreement to the bank.

Dissenters' Rights

         The share exchange does not require approval by the shareholders of Sycamore. As such, the shareholders of Sycamore possess no dissenters' rights in connection with share exchange.


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Conditions to Closing

         As set forth in the share exchange agreement, the obligation of the bank, Sycamore and each shareholder of Sycamore to consummate the share exchange is subject to the satisfaction and fulfillment of the following conditions at or prior to the closing of the share exchange:

         o Each of the representations and warranties of Sycamore and each shareholder of Sycamore contained in the share exchange agreement must be true and correct at the closing of the share exchange;

         o Each of the representations and warranties of the bank contained in the share exchange agreement must be true and correct in all material respects at the closing of the share exchange;

         o Each of the covenants and agreements of Sycamore and each shareholder of Sycamore must have been fulfilled or complied with from the date of the share exchange agreement through the closing of the share exchange;

         o Each of the covenants and agreements of the bank must have been fulfilled or complied with in all material respects from the date of the share exchange agreement through the closing of the share exchange;

         o The bank must have received from Sycamore and each shareholder of Sycamore, and Sycamore and each shareholder of Sycamore must have received from the bank, certain items and documents required by the share exchange agreement to be delivered at the closing of the share exchange;

         o The bank and Sycamore must have received all regulatory approvals required for the share exchange;

         o The Board of Directors of the bank and Sycamore must have received a written opinion of its legal counsel dated as of the closing of the share exchange, with respect to the fact that the merger will be treated as tax-free for U.S. federal income tax purposes;

         o The bank must have registered its shares of common stock to be issued to shareholders of Sycamore in accordance with the share exchange agreement with the Securities and Exchange Commission;

         o The bank and Sycamore must have received certain officers' certificates and other closing documents; and

         The conditions to completion of the share exchange, which are more fully enumerated in the share exchange agreement, are requirements subject to waiver by the party entitled to the benefit of such conditions.

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Termination of the Share Exchange

         The share exchange may be terminated at any time prior to the closing of the share exchange by written notice delivered by the bank to Sycamore, or by Sycamore to the bank if the share exchange has not been completed by February 15, 2000 or the respective Boards of Directors of the bank and Sycamore mutually agree to terminate the share exchange.

         The share exchange may be terminated by the bank if:

         o the share exchange will not qualify as a tax-free reorganization under Section 368(a)(l)(B) of the Internal Revenue Code;

         o at any time prior to the closing of the share exchange, bank's Board of Directors so determines, in the event of either a breach by Sycamore or any shareholder of Sycamore of any representation or warranty contained in the share exchange agreement or a breach by Sycamore or any shareholder of Sycamore any of the covenants or agreements contained in the share exchange agreement;

         o it reasonably determines that the share exchange has become impracticable by reason of commencement or threat of any claim, litigation or proceeding against the bank, Sycamore or any shareholder of Sycamore, or any director or officer of any of such entities relating to the share exchange agreement or the share exchange; or

         o there has been a material adverse change in the business, assets, capitalization, financial condition, prospects or results of operations of Sycamore as of the closing of the share exchange as compared to that in existence as of the date of the share exchange agreement.

         The share exchange may be terminated by Sycamore if:

         o at any time prior to the closing of the share exchange, Sycamore's Board of Directors so determines, in the event of either a material breach by the bank of any representation or warranty contained in the share exchange agreement or a material breach by bank of any of the covenants or agreements contained in the share exchange agreement;

         o the share exchange will not qualify as a tax-free reorganization under Section 368(a)(l)(B) of the Internal Revenue Code; or

         o it reasonably determines that the share exchange has become impracticable by reason of commencement or threat, by a third party, of any claim, litigation or proceeding against the bank, Sycamore or any shareholder of Sycamore, or any director or officer of any of such entities relating to the share exchange agreement or the share exchange.

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                        FEDERAL INCOME TAX CONSEQUENCES

         Old National anticipates that the share exchange will constitute a tax-free reorganization under the Internal Revenue Code, except with respect to cash received by shareholders of Sycamore for fractional share interests of the shares received in the share exchange. As a result, shareholders of Sycamore who receive solely the shares of Old National common stock in exchange for all of their shares of common stock of Sycamore actually owned by them will not recognize any gain or loss from the share exchange for federal income tax purposes. However, a shareholder of Sycamore who receives cash in lieu of a fractional share interest in the shares will be treated as having received such fraction of a share of Old National common stock and then as having received cash in redemption of the fractional share interest, subject to the provisions of Section 302 of the Internal Revenue Code.

         The federal income tax discussion set forth above has not been verified with the Internal Revenue Service, is included for general information only and is based upon the federal Internal Revenue Code as in effect on the date of this document without consideration of any state laws or the particular facts or circumstances of any shareholder of Sycamore. In addition, a condition to the share exchange is for the bank to received an opinion of counsel with respect to the tax matters relating to the share exchange. Shareholders of Sycamore are urged to consult with their respective tax advisor with respect to all tax consequences of the share exchange to them, including the effect of federal, state and local tax laws and any other tax consequences.


                     CERTAIN INFORMATION REGARDING SYCAMORE

Ownership of Common Stock of Sycamore

         The following table sets forth, as of the date of this document, certain information about each director, executive officer and shareholders of Sycamore. The number of shares shown as being beneficially owned are those over which the director, executive officer or shareholder has sole voting and investment power. The percentage of outstanding shares is based upon 25,900 shares of common stock of Sycamore outstanding as of the date of this document.

                                    Number of Shares           Percent of
Name                                Beneficially Owned     Outstanding Shares
----                                ------------------     ------------------
Donald W. Scott                             8,000                  30.9%
Douglas A. Grim                             8,000                  30.9%
Joseph E. Kenworthy                         1,100                   4.2%
Mark S. Williamson                          1,100                   4.2%
Donald T. Scott                             1,100                   4.2%
Douglas A. Grim II                          1,100                   4.2%
Kevin J. Padget                             1,100                   4.2%
Patrick J. Carney                           1,100                   4.2%

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Douglas E. Dreher                           1,100                   4.2%
Corey D. Potter                             1,100                   4.2%
Steven L. Danielson                         1,100                   4.2%
                                           ------                 -----
                                           25,900                 100.0%

Trading Market; Share Prices and Dividends

         There is no established public trading market for shares of common stock of Sycamore and no shares have ever been traded publicly. The following table sets forth the activity regarding the issuance of shares of Sycamore common stock since January 1, 1997:

Date                      Number of Shares Issued      Price Per Share
----                      -----------------------      ---------------
January 1, 1997                   2200                      $281.00
January 1, 1999                   1700                      $294.00

         The following table sets forth the per share cash dividends paid on shares of common stock of Sycamore since January 1, 1997:


         Payment Date                     Amount of Dividend
         ------------                     ------------------
         February 12, 1997                      $ 1.64625
         June 6, 1997                           $ 14.00
         December 29, 1997                      $ 18.00
         February 12, 1998                      $ 0.74
         June 29, 1998                          $ 18.00
         December 30, 1998                      $ 26.00
         February 11, 1999                      $ 0.28675
         June 30, 1999                          $ 18.00

Description of Capital Stock of Sycamore

         The rights of the shareholders of Sycamore are governed by the laws of the State of Indiana, the state in which Sycamore is incorporated, and by Sycamore's Articles of Incorporation and ByLaws, as amended. The following summary of the Sycamore's common stock includes all material features of such stock but does not purport to be complete and is qualified in its entirety by reference to Sycamore's Articles of Incorporation and By-Laws. The following summary should be read in conjunction with the information set forth in the prospectus under the caption "DESCRIPTION OF CAPITAL STOCK."

         Authorized But Unissued Shares. Sycamore's Articles of Incorporation authorize the issuance of 60,000 shares of common stock, of which 25,900 shares are outstanding as of the date of this

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document. The remaining authorized but unissued shares of Sycamore's common stock may be issued upon authorization of the Board of Directors of Sycamore without prior shareholder approval.

         Preemptive Rights. As permitted by Indiana law, Sycamore's Articles of Incorporation do not provide for preemptive rights to subscribe for any new or additional shares of common stock or other securities of Sycamore.

         Dividend Rights. The holders of Sycamore's common stock are entitled to dividends and other distributions when, as and if declared by Sycamore's Boards of Directors out of funds legally available therefor. A dividend may not be paid if, after giving it effect, (i) Sycamore would not be able to pay its debts as they become due in the usual course of business, or (ii) Sycamore's total assets would be less than the sum of its total liabilities plus, unless Sycamore's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend if Sycamore were to be dissolved at the time of the dividend.

         The amount of dividends, if any, that may be declared by Sycamore depends upon many factors, including, without limitation, future earnings, capital requirements, business conditions, the discretion of Sycamore's Board of Directors and other factors that may be appropriate in determining dividend policies.

         Voting Rights. The holders of the outstanding shares of Sycamore's common stock are entitled to one vote per share on all matters presented for shareholder vote. Shareholders of Sycamore do not have cumulative voting rights in the election of directors.

         Indiana law generally requires that mergers, consolidations, sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the shareholders meeting, subject in each case to provisions in the corporation's articles of incorporation requiring a higher percentage vote for certain transactions.

         Indiana law also requires shareholder approval for most amendments to a corporation's articles of incorporation, as well as certain other corporate matters, by a majority vote of shareholders at a meeting at which a quorum is present (and, in certain cases, a majority of all shares held by any voting group entitled to vote), unless the corporation's articles of incorporation require a greater percentage vote.

         Sycamore's Articles of Incorporation do not require a super-majority vote on any matters presented to shareholders.

         Dissenters' Rights. The holders of stock of Indiana business corporations possess dissenters' rights in connection with certain mergers and other significant corporate actions. Under Indiana law, a shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's

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shares in the event of (i) consummation of a plan of merger, if shareholder approval is required and the shareholder is entitled to vote thereon, (ii) consummation of a plan of share exchange by which the shareholder's shares will be acquired, if the shareholder is entitled to vote thereon, (ii) consummation of a sale or exchange of all, or substantially all, the property of the corporation other than in the usual course of business, if the shareholder is entitled to vote thereon, (iv) approval of a control share acquisition under Indiana law, and (v) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, by-laws or a resolution of the Board of Directors provides that voting or non-voting shareholders are entitled to dissent and obtain payment for their shares.

         The dissenters' rights provisions described above do not apply, however, to the holders of shares of any class or series with respect to a merger, share exchange or sale or exchange of property if the shares of that class or series were registered on a United States securities exchange registered under the Exchange Act or traded on the National Market System or a similar market. Because the shares of Sycamore's common stock are not registered on an exchange or traded on the National Market System or a similar market, shareholders have the right to assert dissenters' rights in the transactions listed above. Because of the structure of the share exchange, shareholders of Sycamore are not entitled to assert dissenters' rights under Indiana law.

         Liquidation Rights. In the event of any liquidation or dissolution of Sycamore, the holders of shares of common stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of Sycamore's liabilities and any rights of creditors and holders of shares of Sycamore's preferred stock then outstanding.

         Assessment and Redemption. The common stock of Sycamore is not liable to further assessment. Under Indiana law, Sycamore may redeem or acquire shares of common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. Sycamore may not redeem or acquire shares of its common stock if, after giving such redemption or acquisition effect, Sycamore would not be able to pay its debts as they become due in the usual course of business, or Sycamore's total assets would be less than the sum of its total liabilities plus, unless Sycamore's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those whose stock is being redeemed or acquired if Sycamore were to be dissolved at the time of the redemption or acquisition.


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